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                            September 28, 2022

       Xiaoming Hu
       President and Chief Executive Officer
       Kandi Technologies Group, Inc.
       Jinhua New Energy Vehicle Town
       Jinhua, Zhejiang Province
       People   s Republic of China
       Post Code 321016

                                                        Re: Kandi Technologies
Group, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed September 1,
2022
                                                            File No. 333-259881

       Dear Mr. Hu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 26, 2021, letter.

       Amendment No. 1 to Form F-4 filed on September 1, 2022

       General

   1. We note that your disclosure generally refers to your parent company and its subsidiaries
                                                        (defined as the
"Company" and referred to using first-person pronouns), and appears to lacks a defined term
to refer to the consolidated company following the merger. While appropriate with
respect to pre-merger information, references to the Company and first-
                                                        person pronouns should
be revised to refer to you and your subsidiaries with respect to post-merger
information. For example, and without limitation, the registration statement should be revised to
reflect your expected dividend policy, corporate governance,
 Xiaoming Hu
FirstName LastNameXiaoming
Kandi Technologies Group, Inc.Hu
Comapany 28,
September NameKandi
              2022    Technologies Group, Inc.
September
Page 2    28, 2022 Page 2
FirstName LastName
         compensation programs, and related party transactions policy following the merger; if you expect these and other matters to be the same as those of your parent company, please affirmatively so state. Please also disclose whether you will enter into new employment agreements and, if so, file these as exhibits.
2. We note that the Form 8-K filed October 15, 2021, discloses that your parent company
         "elected not to continue the engagement" and "terminated the engagement" of Marcum
         Bernstein & Pinchuk LLP ("Marcum"), while Marcum's consent filed as
Exhibit 23.1 to
         your registration statement states that "We resigned as auditors on
October 15, 2021. . . ."
         Please revise your disclosure to clarify this apparent inconsistency and, as applicable, for compliance with Items 12(b) or 14(j) of Form F-4 and Item 16F of Form 20-F.
3. Article 4.1 of the merger agreement indicates that you will assume the obligations of your parent company under the contracts or agreements listed on Annex A thereto, but this has been omitted. Please file this annex identifying assumed contracts with your next amendment.
Cover Page

4.       Please revise your prospectus cover as follows:

                Define the terms "pre-existed VIE" and "PRC operating entities."

                Remove the reference to "and our subsidiaries in the United States" in the second sentence to reflect, if true, that the majority of your business is conducted in China.
              Make conforming changes to page 11 of your summary and elsewhere as appropriate.

                Disclose whether your auditor is subject to the determinations announced by the
              PCAOB on December 16, 2021, and whether and how the Holding
Foreign
              Companies Accountable Act and related regulations will affect your company.
Proposal 1
Reincorporation from Delaware to the British Virgin Islands, page 6

5. We note disclosure that "We will be governed by" and "We will adopt" new memorandum and articles of association under BVI law, in the forms attached as Appendices B and C.
         Please revise to clarify the adopting entity (i.e., you versus your parent company) and the actual corporate documents to be adopted (noting there appears to be a single revised memorandum and articles of association listed in the Exhibit Index and attached as Annex
         B). In addition, eliminate remaining references to the proposal regarding warrant exercise price adjustment; for instance, noted on pages 3 and 4.
Summary, page 11

6. Please revise the corporate diagram to include the registrant and the merger subsidiary.
         Additionally include a diagram to depict your corporate structure following the merger.
 Xiaoming Hu
Kandi Technologies Group, Inc.
September 28, 2022
Page 3
7. Please revise your summary risk factors to comply with the requirements of Item 3 of
         Form F-4 and Item 105(b) of Regulation S-K. Please move existing disclosure regarding foreign exchange restrictions to appear under the subheading "Cash Transfer Policy."
         Revise disclosure on page ii to cross-reference your summary risk factors, and either incorporate the bullet points appearing there or else clarify why these are highlighted above others.
8. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor (current and past) is subject to the determinations announced by the PCAOB on December 16, 2021. Regulatory Approvals, page 17

9. Please clearly disclose whether you, your parent company, or any of your respective subsidiaries is required to obtain permission from PRC authorities to engage in the merger, issue these securities to foreign investors, or list on a U.S. exchange. State affirmatively whether you have received all requisite permissions and whether any permissions have been denied. Since your disclosure on page 18 indicates that you relied on counsel, please file an exhibit.
Description of Share Capital of Kandi BVI, page 45

10. We note your disclosure that, "As of the close of business on September 27, 2021, Kandi
         BVI had one ordinary share outstanding." Please update this and other disclosures throughout the prospectus (for non-exclusive example, on pages 60, 63, and 69) to reflect information as of the most recent practicable date. Additionally revise your disclosure to reconcile the apparent inconsistency in the number of your outstanding shares, stated as one here and on page A-2, and as 1,000 elsewhere (for instance, on page 36).
Corporate Governance
Involvement in Certain Legal Proceedings, page 68

11. Please revise your disclosure to describe the effect that the merger is expected to have on the shareholder actions you identify, including whether you will become a party to these actions and how the enforceability of a potential judgment against you, your parent company, and/or your respective directors and officers will be affected.
Executive
FirstNameCompensation,     page 70
            LastNameXiaoming    Hu
Comapany
12.         NameKandi
       Please revise yourTechnologies
                          disclosure toGroup,
                                        provideInc.
                                                 the information required by
Item 18(a)(7) of Form
       F-4.
September 28, 2022 Page 3
FirstName LastName
 Xiaoming Hu
FirstName LastNameXiaoming
Kandi Technologies Group, Inc.Hu
Comapany 28,
September NameKandi
              2022    Technologies Group, Inc.
September
Page 4    28, 2022 Page 4
FirstName LastName
Where You can Find More Information, page 75

13. Please revise your disclosure to specifically incorporate by reference the current report on
         Form 8-K filed by your parent company on September 7, 2022. Refer to the Form F-4 instructions regarding incorporation of certain information by reference.
Exhibits

14. We note the undated proxy card filed as Exhibit 99.1. In your next amendment please mark your form of proxy card as preliminary. In addition, please do not file the form of proxy as an exhibit to the registration statement. Refer to the Note to paragraph (a)(3) of
         Exchange Act Rule 14a-4.
15. The legal opinion filed as Exhibit 5.1 appears to contain a limitation on reliance in paragraph 7. Please have counsel revise to remove any implication that investors are not entitled to rely on the opinion. Refer to Section II.B.3.d of Staff Legal Bulletin No. 19 for
         guidance.
16. Please file an updated consent from your former auditors, Marcum Bernstein & Pinchuk
         LLP, that also consents to the reference to the firm under the heading
   Experts    in the
         registration statement.
17. Please request the auditors to revise Exhibits 23.1 and 23.2 to consent to the incorporation by reference of their reports contained in the Form 10-K, as well as the Form 10-K/A, consistent with your disclosure on page 75.
       You may contact Melissa Gilmore at 202-551-3777 or Martin James at 202-551-3671 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Jay Ingram at 202-551-3397 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      Elizabeth F. Chen